Exhibit 99.3

THE VALENS COMPANY INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Year Ended November 30, 2021

(Expressed in Thousands of Canadian Dollars Except Share Amounts)

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of The Valens Company Inc. (the “Company”) constitutes management's review of the factors that affected the Company's financial and operating performance for the year ended November 30, 2021. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended November 30, 2021 and 2020 together with the notes thereto. The results for the year ended November 30, 2021 are not necessarily indicative of the results that may be expected for any future period.

All financial information contained in this MD&A is current as of February 28, 2022 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in thousands of Canadian dollars, unless otherwise specified.

Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company’s website www.thevalenscompany.com. The date of this MD&A is February 28, 2022.

Management Discussion & Analysis

FORWARD-LOOKING INFORMATION

Inherent in forward-looking statements involve known and unknown risks, and factors may include, but are not limited to: unavailability of financing, changes in government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, stock market volatility, unanticipated operating events and liabilities inherent in industry.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of biomass, bulk cannabis oil and consumer packaged goods prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis;  that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.

Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive.

The global pandemic related to an outbreak of the novel coronavirus disease (“COVID-19”) has cast uncertainty on each of these assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, net realizable value of inventory, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations. See “Risk Factors”.

Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

The forward-looking statements contained herein are based on information available as of February 28, 2022.

COMPANY OVERVIEW

The Valens Company Inc. was previously incorporated under several predecessor names under the laws of British Columbia. On November 24, 2016, the Company changed its name to “Valens GroWorks Corp.” to reflect the change in its prior business activities following completion of its acquisition, pursuant to a reverse takeover, of Valens AgriTech Ltd. Effective June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (the “CBCA”) under its current name, “The Valens Company Inc.”. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and Nasdaq Capital Market (the “Nasdaq”). The Company delivers a diverse suite of extraction methodologies and end-to-end development and manufacturing of innovative, cannabinoid-based products. In addition to its bulk services to the broader industry, the Company has strong product offerings in all the major cannabis categories including dried cannabis flower, pre-rolls, cannabis concentrates inclusive of vapourizers, edible, beverages, and topicals. The Company also provides analytical testing services to third party licensed producers in the cannabis space through its ISO 17025 accredited analytical lab.

The Company operates through its eight subsidiaries, Valens AgriTech Ltd. (“VAL”), Valens Labs Ltd. (“Labs”), Valens Farms Ltd. (“Farms”), LYF Food Technologies Inc. (“LYF”), and Citizen Stash Cannabis Corp. (“Citizen Stash” or “CS”) all based in the Okanagan Valley of British Columbia, Southern Cliff Brands Inc. (“Pommies”) in the greater Toronto area of Ontario, Green Roads, Inc. (collectively, “Green Roads” or “GR”) in Florida, U.S., and Valens Australia Pty Ltd. (“VAPL”) in Australia.

VAL was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on April 14, 2014. On November 2, 2016, the Company completed the acquisition of VAL pursuant to a share exchange agreement dated October 31, 2016. VAL was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended

Management Discussion & Analysis

by Health Canada to permit sales directly to provinces and territories, sales of dried cannabis products to authorized provincial and territorial retailers, and the addition of the second production facility in Kelowna. VAL also holds an analytical testing license and received a cannabis research license from Health Canada under the Cannabis Act.

Labs was incorporated under the BCBCA on October 18, 2018 to provide sector-leading analytical and proprietary testing services. Labs, in collaboration with Thermo Fisher Scientific (Mississauga) Inc., is developing a “Centre of Excellence in Plant Based Medicine Analytics” at the Company’s 25,000 square foot facility in Kelowna, British Columbia.

Farms was incorporated under the BCBCA on July 19, 2018. Farms currently holds the real estate interest of the Company’s processing facilities in Kelowna, British Columbia.

On November 8, 2019, the Company acquired 100% of the shares of Pommies. Pommies is an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Pommies is also a mature cannabis micro-processing license holder.

On June 26, 2020, VAPL was incorporated under the laws of Western Australia to begin to develop the Company’s presence in the Australian market.

On March 5, 2021, the Company acquired 100% of the shares of LYF Food Technologies Inc. LYF is a premier edibles manufacturer based in Kelowna, British Columbia with expertise in novel product creation, white label manufacturing and infusion technologies. LYF also holds a standard processing license that was subsequently amended by Health Canada to permit sales directly to provinces and territories.

On June 17, 2021, the Company acquired 100% of the shares of Green Roads and its manufacturing subsidiary. Green Roads was the largest privately-owned CBD company in the United States. Based in South Florida, Green Roads produces health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products.

On November 8, 2021, the Company acquired 100% of the shares of Citizen Stash Cannabis Corp. Citizen Stash is the parent company of Experion Biotechnologies Inc., a Health Canada licensed cultivator and processor of cannabis, based in Mission British Columbia, with a portfolio of premium cannabis genetics, strains, and products.

CORPORATE HIGHLIGHTS

International Expansion Initiatives

United States

On June 17, 2021, the Company closed the acquisition of all of the issued and outstanding shares of Green Roads in a cash and share transaction for closing consideration of $40,000 USD plus up to an additional $20,000 USD in consideration payable upon the business achieving certain earn-out EBITDA milestones. The earn-out payment to the vendors of Green Roads is capped at $20,000 USD to be settled in cash or common shares at the discretion of the Company based on the following schedule:

EBITDA
Milestone #	Amount (USD $)	Deadline	Settlement
#1	0 – 20,000	December 31, 2022	Cash or common shares based on the 30-day volume weighted
average price commencing January 1, 2023. The amount earned
for the milestone is based on performance versus the EBITDA
target. If less than 30% of the EBITDA target is accomplished, the amount is $nil. If over 30% of the EBITDA target is accomplished, the earn-out payment is equal to the percentage proportionate amount of $20,000 USD.

Green Roads was the largest privately-owned CBD company in the United States, with a focus on quality from its pharmacist-founded background. Based in South Florida, the company produces an award-winning lineup of health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products.

Management Discussion & Analysis

During the year ended November 30, 2021, the Company’s consolidated revenue included $10,474 from Green Roads. In addition, year ended November 30, 2021, the Company’s consolidated loss included a net loss of $2,481 from Green Roads.

Costa Rica

On September 16, 2021, the Company announced it had signed a regional distribution agreement with APOTEKA SRL (“APOTEKA”), a part of Grupo Farmanova Intermed “GFI Costa Rica”. Under the agreement, APOTEKA will bring Valens’ nuance brand, with future plans to include the Green Roads brand, into Costa Rica, the Dominican Republic, and Panama.

Mexico

Subsequent to year end, on December 21, 2021, the Company announced two agreements with PMI Mexico (“PMI”). Under the first agreement, the Company will supply CBD for PMI’s ongoing pharmacokinetic stage medical trials, focusing on anti-inflammatory applications of CBD oil. The clinical trial is set to begin in Q1 of 2022. Under the second agreement, the company will manufacture and distribute certain CBD-infused products globally, while PMI will be responsible for distribution of the products within Mexico. Production and distribution is planned for the second half of 2022.

Australia

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”).  This agreement provides the Company strategic access to the Australian market, the second largest legalized cannabis market outside of North America, through a preferred supplier relationship with Cannvalate and the establishment of an asset-light operating platform in Australia. The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement.

The Company’s wholly-owned subsidiary VAPL has received a wholesale license required to sell and supply Schedule 4 and Schedule 8 cannabis-derived products under its own title in accordance with the Drugs, Poisons and Controlled Substance Act 1981 in Australia.  These wholesale licenses permit VAPL to provide premium derivative products containing Cannabidiol (CBD) and Tetrahydrocannabinol (THC) directly to the medicinal cannabis market in Australia. VAPL also received the licenses required to import and export Schedule 4 and Schedule 8 cannabis-derived products in Australia.

The Company continues to monetize the agreement and leverage its relationship with Cannvalate to expand the distribution and range of products being supplied into the Australian market.

In addition to the above initiative, on September 8, 2021, the Company announced an exclusive partnership with Epsilon Healthcare Limited for access to Epsilon’s Good Manufacturing Practices (“GMP”) facility in Australia for manufacturing products, furthering its international expansion to GMP markets in Latin America, Europe, UK, and the Asia-Pacific regions.

Management Discussion & Analysis

Domestic Expansion Initiatives

LYF Food Technologies

On March 5, 2021, the Company announced that it had closed the acquisition of all of the issued and outstanding shares of LYF in a cash and share transaction for total consideration of $25,603. Total consideration consisted of closing consideration of $18,410 ($3,909 cash and $14,501 common shares) plus $1,713 indemnity shares, $1,110 working capital adjustment, $2,172 in settlement of pre-existing relationships, and up to an additional $17,500 in consideration payable upon the business achieving certain earn-out EBITDA milestones (as of November 30, 2021, valued at $2,251 following the Monte Carlo calculation methodology). The earn-out payment to the vendors of LYF is capped at $17,500 to be settled in cash or common shares at the discretion of the Company based on the following schedule:

EBITDA
Milestone #	Amount (CAD $)	Deadline	Settlement
#1	2,500	February 28, 2022	427,350 of the Company’s common shares currently held in
			escrow.
#2	5,000	February 28, 2022	Cash or common shares based on the 20-day variable weighted
			average price prior to period milestone is achieved.
#3	5,000	February 28, 2023	Cash or common shares based on the 20-day variable weighted
			average price prior to period milestone is achieved.
#4	5,000	February 28, 2023	Cash or common shares based on the 20-day variable weighted
			average price prior to period milestone is achieved.

LYF is a premier edibles manufacturer based in Kelowna, British Columbia with expertise in novel product creation, white label manufacturing and infusion technologies. LYF operates from a licensed 10,500 square foot production facility with a product development and manufacturing platform focused on consumer-driven innovation, and product safety and consistency.

During the year ended November 30, 2021, the Company’s consolidated revenue included $2,357 from LYF. In addition, for the year ended November 30, 2021, the Company’s consolidated loss included a net loss of $2,135 from LYF.

Citizen Stash Cannabis Corp.

On November 8, 2021, the Company announced that it had closed the acquisition of all of the issued and outstanding shares of Citizen Stash in a share-only transaction for total consideration of $36,812. Total consideration consisted of closing consideration of $35,760 in common shares and $1,052 in settlement of pre-existing relationships.

Citizen Stash is a licensed cultivator and processor of premium craft cannabis products based in Mission, British Columbia, and will provide Valens the opportunity to unlock additional growth with its extensive and specialized product portfolio in the premium flower and pre-roll segments. Citizen Stash operates a unique, asset-light platform comprised of a network of craft contract growing partners from which it selectively sources premium bulk flower grown from Citizen Stash’s industry leading proprietary genetics. Citizen Stash manufactures and packages flower and pre-roll products primarily through manual processes. Citizen Stash is one of the top performing premium brands in the flower and pre-roll categories.

During the year ended November 30, 2021, the Company’s consolidated revenue included $609 from Citizen Stash. In addition, for the year ended November 30, 2021, the Company’s consolidated loss included a net loss of $nil from Citizen Stash.

Provincial and territorial distribution expansion

In addition to the existing provincial and territorial distribution channels in British Columbia, Alberta, Saskatchewan, Ontario, Manitoba and New Brunswick, the Company has commenced its first listings of cannabis derivative products in the Yukon territory. The company continues to expand its reach across the provinces and territories and evaluate new opportunities. On August 18, 2021, the Company received authorization to contract with a public body from Autorité des marchés publics (AMP) in Quebec. On October 18, 2021, the Company announced it had successfully executed a letter of intent with the Société québecoise due cannabis (SQDC) for the distribution of its products in Quebec.

Management Discussion & Analysis

K2 Facility Expansion

The Company has commenced its first shipments of cannabis derivative products from its newly-operational K2 Facility located in Kelowna, including a wide range of products such as crumble, beverages, THC drops, vapes, and tinctures. Currently, the Company has commissioned the manufacturing of vapes, tinctures, beverages, pre-rolls, hash and bath bombs and packaging of cannabis flower in the K2 Facility. Valens intends to further operationalize the facility over the next few quarters to increase the production, packaging, and shipping of its existing portfolio.

Pommies Facility Expansion

Construction and retrofitting of the Pommies facility for use in the production of cannabinoid-based beverages was completed in the first quarter of 2022 and is now operational.  The budget for the construction and retrofitting for the facility including equipment purchases was approximately $6,000.

On February 23, 2021 the Company submitted a site evidence package to Health Canada under its existing micro-processing application for the Pommies facility. The micro-processing license application submitted by Pommies was formally approved by Health Canada on November 19, 2021.

The earn-out payout to the vendors of Pommies pursuant to the Pommies Acquisition is capped at $500 cash and 115,057 Common Shares that will be proportionally earned upon the achievement of each of the following milestones: (i) receipt of the Micro-Processing License, (ii) the amendment of the Health Canada micro-processing license to permit sales, (iii) production of a target number of revenue earning units, and (iv) achieving a trailing twelve month EBITDA target. As of November 30, 2021, the first milestone had been fulfilled, and 28,764 shares were released from escrow.

Please see the chart below for a full summary and status update of the various construction and licensing milestones, related approximate spends to date, and anticipated further amounts required to be spent prior to project completion, for each of (i) the K2 Facility and (ii) the Pommies Facility.

Anticipated or
Confirmed
			Spend to		Quarter of
Project	Milestones	Status	Date	Remaining Spend	Completion
K2 Facility	Completion of construction	Complete	N/A	N/A	Completed in Q1,
	/ equipment fit up				2021
	Amendment to VAL’s	Complete	N/A	N/A	Completed in Q1,
	existing Health Canada				2021
standard processing licence
to include a second facility
	Facility operational /	Complete	N/A	N/A	Completed in Q1,
	revenue generating				2021
Construction	Completion of construction	Complete	N/A	N/A	Completed in Q1, 2022
and retrofit of	/ equipment fit up
the Pommies	Approval of Micro-	Complete	N/A	N/A	Completed in Q4,
Facility	Processing Licence				2021
	Facility operational /	Complete	N/A	N/A	Completed in Q1, 2022
revenue generating

Production and Operational Highlights

The Company remains one of the largest cannabis extraction and custom manufacturing companies in Canada. In the fourth quarter of 2021, the Company continued to successfully execute on the shift in focus away from third party toll extraction processing to the formulation, manufacturing and launching of product SKUs into the cannabis 2.0 market for our industry partners.

The Company processed the following input cannabis and hemp biomass and produced the following cannabis 2.0 product SKUs over the last four consecutive quarters ended November 30, 2021.

Management Discussion & Analysis

	For the three months ended
	November 30, 2021	August 31, 2021	May 31, 2021	February 28, 2021
Units manufactured	133,387,785	120,516,128	91,591,195	40,440,411
% change over the prior period	11%	32%	126%	21%

Health Canada – Licensing

On February 10, 2021, one of the Company’s wholly owned subsidiaries, VAL, received an amendment to its existing Health Canada standard processing license to permit the sale of dried cannabis products to authorized provincial and territorial retailers in Canada.

On November 19, 2021, Pommies was issued a micro-processing licence which permits Pommies to sell material it produces to other licence holders through bulk transactions.

Board of Directors Appointments and Resignations

At the Company’s Annual General and Special Meeting of shareholders (“AGM”) held on Tuesday May 25, 2021, the following two independent directors joined the Board of the Company:

•

Dr. Guy Beaudin, Senior Partner at RHR International. Dr. Guy Beaudin is a senior partner at RHR International, a global senior leadership development firm comprised of management psychologists and consultants. He is responsible for the firm’s business development and marketing activities for clients around the world. Guy is a recognized and trusted advisor to CEOs, boards of directors, and senior executive teams across North America, Europe, Asia, and Australia, assisting them in the process of leading transformational change in their organizations. Guy’s practice includes the assessment and development of high-potential talent, senior team and board effectiveness and CEO succession, in addition to post M&A work in aligning teams and cultures in cross-border acquisition. Prior to joining RHR 25 years ago, he worked as an internal HR director for an international organization and has also worked in senior-level marketing and finance positions in manufacturing and financial services organizations. Guy has an MBA from the University of Ottawa and a PhD in industrial and organizational psychology from the University of Montreal.

•

Drew Wolff, Executive Vice President at Trupanion. Drew Wolff spent more than five years in senior finance roles at American multinational coffeehouse chain, Starbucks Coffee Company. He holds deep functional expertise in financial planning and analysis, accounting, tax, M&A, and investor relations. Drew first served as Global Treasurer of Starbucks before taking on the role of Vice President and Chief Financial Officer, International and Channel Development. In these roles, he was responsible for leading finance and accounting staff for the international retail stores and global consumer packaged goods business, global cash management, financial analytics and forecasting, and enterprise risk management for the Fortune 500 company. Before joining Starbucks, he had over fifteen years of experience in senior roles in banking and financial services including seven years at Barclays PLC in London with responsibilities that included financial planning, analysis and reporting as well as corporate affairs. Drew is an audit committee member at BECU, the largest community-based credit union in the US with $25B in assets, and an advisory board member at both Secure, a software platform for employer sponsored emergency savings accounts, and Academy Securities, a veteran-owned national investment bank. Drew has an MBA from the Ross School of Business, University of Michigan, and a B.Sc. in Economics, with distinction, from the U.S. Naval Academy in Annapolis, Maryland.

On May 25, 2021, Nitin Kaushal’s term as member of the board concluded as he decided not to stand for re-election.

On May 25, 2021, Deepak Anand resigned from the board for personal reasons.

On May 17, 2021, Sunil Gandhi was appointed Chief Financial Officer of the Company. Sunil brings 25 years of corporate and operational finance experience largely in the consumer packaged goods and alcohol beverage industries, with a demonstrated track record in refining operations and supporting growth for both large public companies and high-growth private enterprises. Most recently, he served as Chief Financial Officer of Trophy Foods Inc., a leading supplier of nut-based snacks, baking and confectionary products with operations in Canada and the US. In this role, he provided the strategic leadership to transform the operation and drive a business turnaround to achieve record profitability and improved employee engagement. Prior to that, Sunil served as Vice President, Finance for one of North America’s largest private alcohol beverage companies, where he helped open new lucrative beverage categories and substantially increased profits over a three-year period. Throughout his career, Sunil has received diversified exposure across all aspects of corporate finance, specializing in financial and strategic planning, M&A, cash flow management, risk management and compliance,

Management Discussion & Analysis

in addition to demonstrated success in building high performance teams. Sunil is a Chartered Professional Accountant and holds a Bachelor of Commerce from Concordia University. He is also an active board member of FEI Canada.

On May 17, 2021, Adam Shea was appointed Chief Commercial Officer of the Company. Adam brings over 16 years of experience in commercial strategy with various consumer-focused organizations in the food, beverage, tobacco and cosmetics industries. Most recently, he served as the Vice President, General Manager – North American Foodservice of leading bakery company Weston Foods Ltd., where he developed commercial strategies for a complex portfolio of bakery categories among some of the top food fast-food chains, operators, and distributors across Canada and the US. In his prior role with Weston Foods, Adam led the North American sales strategy group which included customer insights and shopper marketing, trade marketing, category management, sales planning and commercialization. Before his career at Weston Foods, Adam held senior sales and marketing positions with Red Bull, Coty Beauty, and British American Tobacco, with core responsibilities ranging from category management and trade marketing to distribution, field sales and customer engagement. Adam specializes in product commercialization and has a strong knowledge of the Canadian and US consumer packaged goods landscape with significant B2B and B2C experience. Adam holds a Master of Arts from the Royal Military College of Canada, and an Honours Bachelor of Arts from Western University.

Capital Markets Strategy

On November 15, 2021, the Company announced that it would complete a three for one consolidation of its common shares (the “Consolidation”), in order to, among other things, meet Nasdaq listing requirements. The Consolidation was effected on November 16, 2021.

On April 28, 2021, the Company submitted an initial application to list its common shares on the Nasdaq, subsequent to year end. The Company’s common shares commenced trading on the Nasdaq on December 9, 2021.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) declared the COVID-19 outbreak a pandemic. The continued spread of COVID-19 nationally and globally could have an adverse impact on our business, operations and financial results, including through disruptions in our processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession.

The Company takes the health and safety of our people very seriously. Wherever feasible, the Company transferred personnel and functions from on-site to home-based platforms. For any functions which are required to remain on site we increased our focus on social distancing, utilization of personal protective equipment and additional hand sanitizing stations throughout our manufacturing and administrative facilities. In addition, travel restrictions have been put in place and visitor access has been restricted to our facility.

During the year ended November 30, 2021, the Company was impacted by the overall market uncertainty as a result of COVID-19, through reduced shipments of biomass from extraction partners and reduced demand for bulk winterized and distillate oil and cannabis 2.0 products as the provincial boards and our partners adjusted their workforce and operations to manage through the uncertainty created by the pandemic.

Due to the continued uncertainty of the pandemic’s magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results; however, the impact could be material.

Debt and Equity Transactions for the year ended November 30, 2021

On November 16, 2021, the Company effected a three for one consolidation of its common shares in order to meet Nasdaq listing requirements. The number of shares outlined in the balances and transactions below have been updated to reflect this consolidation for the years ended November 30, 2021 and 2020.

On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 6,454,666 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $7.65 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs $2,929.

Management Discussion & Analysis

On June 1, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 4,646,767 units valued at $46,003 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $12.45 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs $2,848.

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). As of November 30, 2021, there remains a balance outstanding under the term loan facility of $7,212, net of deferred financing costs, and the secured revolving facility of up to $10,000 remains undrawn. As of November 30, 2021, the Company was in breach of certain financial covenants under the credit facility. Accordingly, the remaining balance outstanding under the term facility of $7,250 was classified as current and recorded at the amount due on demand on the Company’s balance sheet.

On June 17, 2021, the Company entered into a second amending agreement with the lenders. Within the agreement, the Company received a waiver for the historical covenant defaults and received consent to the Financial Covenants Relief (in the form of a pre-emptive waiver) for the fiscal quarters ended February 28, 2022. The consent and waiver are subject to: (i) the Company agreeing that the availability under the revolving facility be reduced to zero, and (ii) the Company will continue to deliver a compliance certificate. In addition, during the covenant suspension period, the Company shall maintain liquidity of not less than $10,000, calculated monthly as of the last business day of each calendar month. This monthly calculation is to be included within a monthly liquidity report to be delivered monthly to the lenders. Due to the fact that waivers have not been obtained for the full twelve-month period following the balance sheet date, the Company has classified the balance as current liabilities. The Company incurred a further $46 of deferred financing to secure the second amending agreement.

Debt and Equity Transactions subsequent to the year ended November 30, 2021

On December 16, 2021, the Company entered into a secured non-revolving term loan with a private institutional lender for an aggregate principal amount of $40 million. The loan accrues interest at a rate of 10% per annum, payable quarterly, and matures on December 15, 2023. A portion of the proceeds were used to repay the existing term loan and mortgage in full on December 20, 2021.

Management Discussion & Analysis

SELECTED FINANCIAL INFORMATION

Selected Consolidated Statements of Loss Information –
November 30,	2021	2020	2019
Revenue	90,154	86,059	58,106
Excise taxes	(11,979)	(2,281)	—
Net revenue	78,175	83,778	58,106

Gross profit	17,239	25,724	41,351
Gross profit %	22.1%	30.7%	71.2%

Operating expenses	72,135	46,395	33,093
Other expenses	592	1,920	8,519
Provision for (recovery of) income taxes	(6,454)	(1,909)	6,275
Loss for the year	(49,034)	(20,682)	(6,536)

Other comprehensive income (loss)	2,573	—	—
Comprehensive loss for the period	(46,461)	(20,682)	(6,536)

Loss and comprehensive loss per share – basic and diluted	(0.88)	(0.49)	(0.18)
Weighted average number of shares outstanding – basic and diluted	55,490,303	42,518.342	37,187,457

Adjusted gross profit(1)	21,470	39,992	41,351
Adjusted gross profit %(1)	27.5%	47.7%	71.2%

Adjusted EBITDA(2)	(26,731)	14,139	27,471
Adjusted EBITDA % (2)	(34.2)%	16.4%	47.3%

(1)

Management has adjusted the presentation of gross profit for the inventory valuation allowance, onerous contract provision and realized losses on the sale of bulk oil, which is a non-IFRS financial measure discussed in “Non-IFRS Measures” section below.

(2)

Management has defined adjusted EBITDA as loss and comprehensive loss for the period before interest, taxes, depreciation and amortization adjusted for other one-time and non-cash items, which is a non-IFRS measure discussed in the “Non-IFRS Measures” section below.

Selected Consolidated Statements of Financial Position Information –
November 30,	2021	2020	2019
Cash	16,053	20,344	49,888
Marketable securities and derivatives	3,072	1,032	8,813
Inventory	42,039	14,383	7,171
Other working capital	(1,017)	22,858	22,304
Non-current assets	222,536	89,098	45,440
Non-current liabilities	23,245	20,329	882
Equity	259,438	127,386	132,734

NON-GAAP PERFORMANCE MEASURES

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

Management Discussion & Analysis

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company has identified adjusted EBITDA as a relevant industry performance indicator.  Adjusted EBITDA is a non-IFRS financial measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.  Management defines adjusted EBITDA as loss for the period, as reported, adjusted for financing costs (net),  provision for (recovery of) income taxes, depreciation and amortization, share-based payments, fair value and realized biological assets changes, foreign exchange gains and losses, inventory valuation allowance, loss on onerous contracts, impairment loss, realized loss on sale of bulk oil, joint venture termination costs, remeasurement of contingent consideration, restructuring charges, gains and losses on disposal of capital assets, gains on marketable securities and derivatives, and non-recurring and transaction costs. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See table below for determination of specific components of Adjusted EBITDA.

	For the three months ended		For the year ended
	November 30,	November 30,	November 30,	November 30,
	2021	2020	2021	2020
Adjusted EBITDA (non-GAAP measure)	$	$	$	$
Income (loss) and comprehensive income (loss) for the period	(21,423)	(16,634)	(49,034)	(20,682)
Adjustments:
Financing costs	349	453	1,502	901
Provision for (recovery of) income taxes	(1,777)	(4,305)	(6,454)	(1,909)
Depreciation and amortization (per statement of cash flows)	3,646	2,849	13,707	10,765
Share-based payments	605	3,294	4,633	9,777
Fair value changes on biological assets	188	—	188	—
Foreign exchange (gain) loss	256	24	80	(108)
Inventory valuation allowance	3,379	4,895	4,043	9,293
Loss on onerous contracts	—	1,819	—	1,819
Impairment loss	1,349	—	1,349	—
Realized loss on sale of bulk oil	—	3,156	—	3,156
Joint venture termination costs	—	—	—	931
Remeasurement of contingent consideration	(777)	—	(547)	—
Restructuring charge	348	—	348	—
Loss (gain) on disposal of capital assets	178	200	(40)	228
Gain on marketable securities and derivatives	—	(32)	(396)	(32)
Non-recurring and transaction costs	332	—	3,890	—
	8,076	12,354	22,303	34,821
Adjusted EBITDA	(13,347)	(4,281)	(26,731)	14,139

For the year ended November 30, 2021, adjusted EBITDA decreased by $42,870 over the same period in fiscal 2020, as a result of the Company’s continued transition away from toll extraction services to a consumer product development and manufacturing platform, including bulk cannabis oil sales.

Management Discussion & Analysis

Adjusted Gross Profit

Management utilizes this measure to provide a representation of performance in the period by excluding the inventory impairment measurement adjustments, loss on onerous contract and impacts of biological asset changes as required by IFRS.  Management believes this measure provides useful information as it represents gross profit for management purposes based on costs to manufacture, package and ship inventory sold, exclusive of any impairments due to changes in internal or external influences impacting the net realizable value of inventory and non-cash items.

	For the three months ended		For the year ended
	November 30,	November 30,	November 30,	November 30,
	2021	2020	2021	2020
Adjusted Gross Profit (non-GAAP measure)	$	$	$	$
Gross profit (loss) for the period	2,705	(5,993)	17,239	25,724
Realized loss on sale of bulk oil	—	3,156	—	3,156
Loss on onerous contracts	—	1,819	—	1,819
Inventory valuation allowance	3,379	4,895	4,043	9,293
Fair value changes on growth of biological assets	168	—	168	—
Realized fair value changes on inventory sold or impaired	20	—	20	—
Adjusted gross profit	6,272	3,877	21,470	39,992
Adjusted gross profit %	34.1%	24.2%	27.5%	47.7%

For the year ended November 30, 2021, adjusted gross profit decreased by $18,522 over the same period in fiscal 2020, as a result of the Company’s continued transition away from toll extraction services to a consumer product development and manufacturing platform, including bulk cannabis oil sales. This decrease was offset by a decrease in inventory valuation allowance and by non-recurring items in fiscal 2020, including realized loss on sale of bulk oil, and a loss on onerous contract.

SEGMENTED INFORMATION

The Company has two reportable segments: Canada and United States and International, which is the way the Company reports information to its chief decision makers and Board of Directors.

The Canada operating segment includes all business-to-business and business-to-consumer activity within Canada. This includes toll processing and co-packing, product sales, and analytical testing. Segment assets include those arising from the Company’s main operations in Kelowna, British Columbia, the Pommies beverage facility in Bolton, Ontario, the LYF manufacturing facility in Kelowna, British Columbia, and the Citizen Stash cultivation facility in Mission, British Columbia.

The United States and International operating segment includes all activity related to the Green Roads CBD health and wellness manufacturing facility in Florida, United States. Segment assets include those arising from Green Roads’ operations. Also included are activities related to the distribution agreement with Cannvalate.

The operating segments for the three-month period ended:

Management Discussion & Analysis

	November 30, 2021
		United States and
	Canada	International	Total
	$	$	$
Net revenue	12,658	5,749	18,407
Cost of sales, inventory allowance, and fair value changes	13,159	2,543	15,702
	(501)	3,206	2,705
Operating expenses	19,549	6,191	25,740
	(20,050)	(2,985)	(23,035)
Non-operating (income) expense	(752)	(860)	1,612
Net income (loss)	(19,298)	(2,125)	(21,423)

Total assets	271,264	73,420	344,684
Total liabilities	72,354	12,892	85,246

	November 30, 2020
		United States and
	Canada	International	Total
	$	$	$
Net revenue	16,044	—	16,044
Cost of sales, inventory allowance, and fair value changes	22,037	—	22,037
	(5,993)	—	(5,993)
Operating expenses	14,267	35	14,301
	(20,260)	(35)	(20,295)
Non-operating (income) expense	(2,729)	—	(2,729)
Net income (loss)	(17,530)	(35)	(17,565)

Total assets	167,576	—	167,576
Total liabilities	40,190	—	40,190

The geographical segments for the three-month period ended:

	November 30, 2021			November 30, 2020
	Domestic	Foreign	Total	Domestic	Foreign	Total
	$	$	$	$	$	$
Net revenue	12,658	5,749	18,407	16,044	—	16,044

Included in net revenue arising from the Canada operating segment is $4,769 from Customer A, $3,516 from Customer B, and $2,611 from Customer C. Customers A through C each contributed 10 per cent or more to the Company’s net revenue for the year ended November 30, 2021 (year ended November 30, 2020 – Customer A $2,634, Customer B $2,489, Customer C $2,143, Customer D $1,950, and Customer E $1,613).

The operating segments for the year ended:

Management Discussion & Analysis

	November 30, 2021
		United States and
	Canada	International	Total
	$	$	$
Net revenue	67,206	10,969	78,175
Cost of sales, inventory allowance, and fair value changes	56,692	4,244	60,936
	10,514	6,725	17,239
Operating expenses	61,599	10,536	72,135
	(51,085)	(3,811)	(54,896)
Non-operating (income) expense	(4,878)	(984)	(5,862)
Net income (loss)	(46,207)	(2,827)	(49,034)

Total assets	271,264	73,420	344,684
Total liabilities	72,354	12,892	85,246

	November 30, 2020
		United States and
	Canada	International	Total
	$	$	$
Net revenue	83,642	136	83,778
Cost of sales, inventory allowance, and fair value changes	57,917	137	58,054
	25,725	(1)	25,724
Operating expenses	46,254	141	46,395
	(20,529)	(142)	(20,671)
Non-operating (income) expense	11	—	11
Net income (loss)	(20,540)	(142)	(20,682)

Total assets	167,576	—	167,576
Total liabilities	(20,540)	—	40,190

The geographical segments for the year ended:

	November 30, 2021			November 30, 2020
	Domestic	Foreign	Total	Domestic	Foreign	Total
	$	$	$	$	$	$
Net revenue	67,206	10,969	78,175	83,642	136	83,778

Included in net revenue arising from the Canada operating segment is $12,428 from Customer A, $12,099 from Customer B, and $8,359 from Customer C. Customers A through C each contributed 10 per cent or more to the Company’s net revenue for the year ended November 30, 2021 (year ended November 30, 2020 – Customer A $14,405, Customer B $12,661, Customer C $12,284 and Customer D $12,177).

SUMMARY OF RESULTS

Net revenue

	For the year ended
	November 30, 2021	November 30, 2020
Net revenue	$	$
Product sales	71,422	54,674
Toll processing and co-packing	4,658	27,281
Analytical testing	1,600	1,684
Other revenue	495	139
	78,175	83,778

Management Discussion & Analysis

	For the three months ended
	November 30, 2021	November 30, 2020
Net revenue	$	$
Product sales	17,824	13,899
Toll processing and co-packing	136	1,568
Analytical testing	447	438
Other revenue	—	139
	18,407	16,044

Net revenue is comprised of revenue from operations within Canada, including proprietary and industry leading extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate and the sale of cannabis products. The Company also generates revenue from analytical testing from the Company’s ISO 17025 accredited lab. During the year ended November 30, 2021, the company also started generating revenues in the United States through the acquisition of Green Roads. Revenue is comprised of the following:

Three Months Ended November 30, 2021 compared to August 31, 2021

Net revenue decreased $2,583 or 12.3% to $18,407 in the three months ended November 30, 2021, compared to $20,990 in the previous quarter ended August 31, 2021. The decrease in net revenue was partially driven by returns and adjustments and partially offset by the contribution of Citizen Stash, as the company was acquired in the fourth quarter of 2021, as well as by slight increases in analytical testing and toll processing and co-packing revenue. Revenue was also negatively impacted by the floods in British Columbia which prevented the timely shipping of products.

Three Months Ended November 30, 2021 compared to November 30, 2020

Net revenue increased $2,363 or 14.7% to $18,407 in the three months ended November 30, 2021, compared to revenues of $16,044 in the same period in fiscal 2020. The increase in net revenue was driven by the contribution of LYF, Green Roads, and Citizen Stash as the companies were acquired in the second, third, and fourth quarters of 2021, respectively. In addition to LYF, Green Roads, and Citizen Stash acquired revenue, the Company continues to ramp up product sales through the provincial boards and through the scale up of white label product formulation and manufacturing. This increase is partially offset by a slight decrease in toll processing and co-packing revenue, analytical testing and returns and adjustments, as the Company continues to execute on its strategy of transitioning away from a focus on toll processing to a product development and manufacturing company.

Twelve Months Ended November 30, 2021 compared to November 30, 2020

Net revenue decreased $5,603 or 6.7% to $78,175 in the year ended November 30, 2021, compared to revenues of $83,778 in the same period in fiscal 2020. This decrease in revenue was driven by a significant decrease in toll processing and co-packing revenue, as the Company continues to execute on its strategy of transitioning away from a focus on toll processing to a product development and manufacturing company. This execution is demonstrated by the offsetting increase in net revenue driven by the Company’s continued ramp up of product sales through the provincial boards and through the scale up of white label product formulation and manufacturing and the growth of the Company’s own brands. An additional offsetting increase to revenue relates to the contribution of LYF, Green Roads, and Citizen Stash, as the companies were acquired in the second, third, and fourth quarters of 2021, respectively.

Cost of sales, inventory valuation allowance, loss on onerous contracts, and fair value changes on biological assets

Three Months Ended November 30, 2021 compared to August 31, 2021

Cost of sales, inventory valuation allowance, loss on onerous contracts, and fair value changes on biological assets increased $341 or 2.2% to $15,702 in the three months ended November 30, 2021, compared to $15,361 in the previous quarter ended August 31, 2021. Cost of sales are comprised of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The Company recorded an inventory write-down of $3,379 in the three months ended November 30, 2021, compared to $119 in the three months ended August 31, 2021, the increase in inventory write-downs is due to the continued realignment of the Company’s offerings to consumer-based products and away from extraction services provided to other cannabis companies. Additionally, write-downs occurred in production supplies and packaging that are no longer needed as the Company is focusing on high

Management Discussion & Analysis

margin SKUs. The Company recorded a net loss on fair value changes on biological assets of $188 in the year ended November 30, 2021, compared to $nil in the three months ended August 31, 2021.

Three Months Ended November 30, 2021 compared to November 30, 2020

Cost of sales, inventory valuation allowance, loss on onerous contracts, and fair value changes on biological assets decreased $6,335 or 28.7% to $15,702 in the three months ended November 30, 2021, compared to $22,037 in the same period in fiscal 2020. Cost of sales are comprised of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The decrease in cost of sales is partially due to the Company’s focus on operational improvements by better leveraging its existing manufacturing capabilities. The Company recorded an inventory write-down of $3,379 in the three months ended November 30, 2021 compared to $4,895 in the same period in fiscal 2020. The Company recorded a net loss on fair value changes on biological assets of $188 in the three months ended November 30, 2021, compared to $nil in the same period in fiscal 20200. Additionally, the Company recorded a loss on onerous contracts of $nil in the three months ended November 30, 2021, compared to $1,819 in the same period in fiscal 2020.

Twelve Months Ended November 30, 2021 compared to November 30, 2020

Cost of sales, inventory valuation allowance, loss on onerous contracts, and fair value changes on biological assets increased $2,882 or 4.7% to $60,936 in the year ended November 30, 2021, compared to $58,054 in the same period in fiscal 2020. Cost of sales are comprised of raw cannabis and hemp biomass, hardware and other product costs, packaging, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The increase in cost of sales is partially due to the commissioning of the Company’s K2 facility which resulted in suboptimal operational efficiencies during the commissioning stage. The Company recorded an inventory write-down of $4,043 in the year ended November 30, 2021 compared to $9,293 in the same period in fiscal 2020. The Company recorded a net loss on fair value changes on biological assets of $188 in the year ended November 30, 2021, compared to $nil in the same period in fiscal 2020. Additionally, the Company recorded a loss on onerous contracts of $nil in the year ended November 30, 2021, compared to $1,819 in the same period in fiscal 2020. Finally, there has been a lower mix of toll processing extraction volumes (and a higher mix of product sales volumes) in 2021 compared to the same period in 2020, resulting in a higher cost of sales as the Company is ramping up production and improving operational leverage.

Gross profit

Three Months Ended November 30, 2021 compared to August 31, 2021

Gross profit decreased to $2,705 in the three months ended November 30, 2021, compared to $5,629 in the three months ended August 31, 2021 mainly driven by an inventory write-down of $3,379 during the three months ended November 30, 2021. Adjusted gross profit percentage increased to 34.1% from 27.4% in the previous quarter as a result of the full quarterly operation of Green Roads being reflected in the results and increased focus on operational efficacy in the Company’s Canadian operations.

Three Months Ended November 30, 2021 compared to November 30, 2020

Gross profit increased to $2,705 in the three months ended November 30, 2021, compared to a loss $5,993 in the three months ended November 30, 2020. Gross profit improved from the prior year comparative quarter as a result smaller inventory write down in the current quarter, improved efficiencies in the Canadian operations by leveraging the newly completed K2 facility and the acquisition of Green Roads. Adjusted gross profit percentage increased to 34.1% from 24.2% in the prior year comparative period due to continued efforts of the Company to its improve gross margin profile.

Twelve Months Ended November 30, 2021 compared to November 30, 2020

Gross profit decreased to $17,239 for the year ended November 30, 2021, compared to $25,724 in the same period in fiscal 2020. During fiscal 2021 the Company underwent a significant transition to a manufacturer of third party and Valens branded products and away from tolling and extraction services resulting in pressure on gross margin as the Company retooled its supply chain to meet the current demand. Additionally, the Company was exposed to market changes resulting in the compression of gross margins in certain categories which were partially offset by gross margin generated by the Company’s current year acquisitions driven mainly by Green Roads. Adjusted gross profit percentage decreased to 27.5% from 47.7% in the prior year comparative period due to changes in the Company’s offerings and market changes during the period as described above.

Management Discussion & Analysis

	For the three months ended		For the year ended
Operating expenses	November 30,	November 30,	November 30,	November 30,
	2021	2020	2021	2020
General and administrative	15,497	7,318	43,404	24,216
Selling and marketing	5,117	909	10,813	2,213
Depreciation and amortization	2,824	2,780	11,588	10,190
Share-based payments	605	3,294	4,633	9,777
Impairment loss	1,349	—	1,349	—
Restructuring charges	348	—	348	—

General and administrative

General and administrative expenses increased to $15,497 in the fourth quarter, compared to $7,318 in the same period in fiscal 2020. The overall increased level of activity within the Company as it continues the next stage of growth. The continued expansion of the corporate office in Toronto, Ontario, the Pommies manufacturing facility in Ontario, the LYF facility in Kelowna, British Columbia, the Green Roads facility in Florida, USA, and the Citizen Stash facility in Mission, British Columbia all contributed to the increased general and administrative costs in the current quarter.

General and administrative expenses increased to $43,404 for the year ended November 30, 2021, compared to $24,216 in the same period in fiscal 2020 for the same reasons outlined above. Additionally, the Company incurred expenses related to the Nasdaq listing and professional fees related to three acquisitions during the year.

Selling and marketing

Selling and marketing expenses increased to $5,117 in the fourth quarter, compared to $909 in the same period in fiscal 2020. The increase is a result of increased marketing & promotional materials, as the Company continues to build relationships with retail storefronts as it continues to execute a focus on product sales of the Company’s own brands. The Company also had increased fees in relation to the agreement with Velvet management. Additionally, the Company saw increases in online media and advertising expense due to the acquisition of Green Roads, as online advertising and sales are permitted for CBD products in the United States. There was an increase in commission and selling expenses, following the acquisition of Green Roads. Green Roads pays commission fees on inside sales, contract sales, affiliates, and outside agencies in relation to the sale of finished goods. Finally, there were additional costs incurred in the fourth quarter due to the incremental expenses incurred via acquisition of LYF, Green Roads, and Citizen Stash.

Selling and marketing expenses increased to $10,813 for the year ended November 30, 2021, compared to $2,213 in the same period in fiscal 2020 for the same reasons outlined above.

Depreciation and amortization

Depreciation and amortization expense increased to $2,824 in the fourth quarter, compared to $2,780 in the same period in fiscal 2020. The increase in depreciation for the fourth quarter is attributable to the K2 production facility being in service during the quarter, which was not yet ready for use in the same period in fiscal 2020. Furthermore, as a result of the LYF, Green Roads, and Citizen Stash acquisitions, newly acquired fixed and intangible assets were depreciated in the quarter. Finally, the Company saw increased depreciation related to depreciation of right-of-use assets in the Toronto office. During the three months ended November 30, 2021, $822 (three months ended November 30, 2020 - $70) of depreciation was allocated to cost of sales.

Depreciation and amortization expenses for the year ended November 30, 2021 increased to $11,588 from $10,190 in the same period in fiscal 2020 for the same reasons outlined above. During the year ended November 30, 2021, $2,120 (year ended November 30, 2020 - $575) of depreciation was allocated to cost of sales.

Share-based payments

Share-based payments decreased to $605 in the fourth quarter of 2021, compared to $3,294 in the same period in fiscal 2020. The decrease is mainly a result of a decrease in stock option expense associated with the Company’s LTIP plan. Additionally, there was an expense of $126 (November 30, 2020 - $257) related to employee compensation agreements with certain officers of the Company.

Management Discussion & Analysis

Share-based payments decreased to $4,633 for the year ended November 30, 2021, compared to $9,777 in the same period in fiscal 2020 for the same reasons outlined above. Additionally, there was an expense of $656 (November 30, 2020 - $1,477) related to employee compensation agreements with certain officers of the Company.

Impairment loss

During the year ended November 30, 2021, the Company recorded an impairment of a prepaid asset of $1,349 (November 30, 2020 - $nil) as result of deposits made on purchase agreements that are not expected to be utilized.

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended November 30, 2021.  The information has been derived from our unaudited quarterly consolidated financial statements. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Three Months Ended
	November 30,	August 31,	May 31,	February 28,
	2021	2021	2021	2021
	$	$	$	$
Revenue	23,342	24,569	20,469	21,774
Net revenue	18,407	20,990	18,764	20,014
Income (loss) for the period	(21,423)	(12,799)	(8,659)	(6,153)
Basic income (loss) per share	(0.34)	(0.24)	(0.15)	(0.15)
Diluted income (loss) per share	(0.34)	(0.24)	(0.15)	(0.15)

	Three Months Ended
	November 30,	August 31,	May 31,	February 29,
	2020	2020	2020	2020
	$	$	$	$
Revenue	17,932	18,517	17,627	31,980
Net revenue	16,044	18,128	17,627	31,980
Income (loss) for the period	(16,634)	(3,064)	2,543	2,543
Basic income (loss) per share	(0.39)	(0.06)	(0.09)	0.06
Diluted income (loss) per share	(0.39)	(0.06)	(0.09)	0.06

FINANCIAL POSITION

The following table provides a summary of the Company’s financial position as at November 30, 2021 and November 30, 2020.

	November 30, 2021	November 30, 2020
	$	$
Total assets	344,684	167,576
Total liabilities	85,246	40,190
Share capital	336,097	162,585
Deficit	(105,817)	(56,783)

Total assets

Total assets increased to $344,684 as at November 30, 2021 from $167,576 as at November 30, 2020, primarily due to the acquisitions of LYF, Green Roads, and Citizen Stash, which increased the balances of goodwill $48,309, property, plant and equipment $16,284, intangible assets $66,844, indemnity assets $10,957, and inventory and biological assets $6,630 (preliminary purchase price allocation balances). Property, plant and equipment increased by a further $7,971 (total increase $24,255) as a result of construction on the Company’s expanded production facility adjacent to the existing Kelowna, British Columbia facility and the Pommies facility. As at November 30, 2021, the Company had a cash balance of $16,053.

Total liabilities

Management Discussion & Analysis

Total liabilities increased to $85,246 as at November 30, 2021 from $40,190 as at November 30, 2020, primarily due to the addition of the $3,138 contingent liability, accounts payable and accrued liabilities of $7,979, lease liability of $1,969, and other liability of $10,957, (preliminary purchase price allocation balances), in relation to the LYF, Green Roads, and Citizen Stash acquisitions. Accounts payable and accrued liabilities increased a further $14,551 for a total increase of $22,530. These increases were offset by scheduled payments on the credit facility, contractual obligation and existing lease liabilities. In addition, the Company decreased the onerous contract provision balance as biomass volumes were received against the contract.

Share capital

Share capital increased to $336,097 as at November 30, 2021 from $162,585 as at November 30, 2020, primarily due to the LYF acquisition (3,106,032 shares - $16,214), the Green Roads acquisition (4,094,726 shares - $40,662), the Citizen Stash acquisition (5,786,360 shares - $35,760) and the issue of units through the bought deal financings (11,101,433 units - $75,577 net of $5,777 share issuance costs). Each unit consists of one common share and one-half common share purchase warrant. In addition, share capital also increased due to an RSU release of $476, exercise of options of $4,085, exercise of warrants $21 and share based payments associated with certain employment agreements of $779.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Management intends to finance operating costs over the next twelve months with current cash on hand and raising additional capital through equity or debt as deemed necessary. There is no assurance that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”.  The Company has substantially completed capital intensive construction projects and expect to invest in capital expenditures that improve efficiencies and have a short pay back period.

On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 6,454,666 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $7.65 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929.

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). As of November 30, 2021, there remains a balance outstanding under the term loan facility of $7,212, net of deferred financing costs, and the secured revolving facility of up to $10,000 remains undrawn. As of November 30, 2021, the Company was in breach of certain financial covenants under the credit facility. Accordingly, the remaining balance outstanding under the term facility of $7,250 was classified as current and recorded at the amount due on demand on the Company’s balance sheet.

On June 1, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 4,646,767 units valued at $46,003 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $12.45 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,848 that were recorded to equity.

On June 17, 2021, the Company entered into a second amending agreement with the lenders. Within the agreement, the Company received a waiver for the historical covenant defaults and received consent to the Financial Covenants Relief (in the form of a pre-emptive waiver) for the fiscal quarters ended February 28, 2022. The consent and waiver are subject to: (i) the Company agreeing that the availability under the revolving facility be reduced to zero, and (ii) the Company will continue to deliver a compliance certificate. In addition, during the covenant suspension period, the Company shall maintain liquidity of not less than $10,000, calculated monthly as of the last business day of each calendar month. This monthly calculation is to be included within a monthly liquidity report to be delivered monthly to the lenders. Due to the fact that waivers have not been obtained for the full twelve-month period following the balance sheet date, the Company has classified the balance as classified as current liabilities. The Company incurred a further $46 of deferred financing to secure the second amending agreement.

Subsequent to the year ended November 30, 2021, the term loan and mortgage (assumed through the Citizen Stash acquisition) was repaid in full as part of the debt transaction that occurred subsequent to November 30, 2021, as discussed in Debt and Equity Transactions subsequent to the year ended November 30, 2021.

Cash flow summary of cash received and (cash used)

Management Discussion & Analysis

	For the year ended
	November 30, 2021	November 30, 2020
	$	$
Operating activities	(46,866)	(15,652)
Financing activities	77,907	8,798
Investing activities	(35,401)	(8,197)

Operating activities

Net cash used from operating activities for the year ended November 30, 2021 was $46,866 as a result of a loss for the period of $49,034, increase in non-cash working capital of $15,167, recovery of income taxes of $6,454, interest income of $217, gain on disposal of capital assets of $40, gain on remeasurement of contingent liability of $547, and a gain on marketable securities and derivatives of $396. This decrease was partially offset by non-cash expenses related to share-based payments of $4,633, depreciation and amortization of $13,707, impairment loss on trade receivables of $1,005, accretion of $1,079, interest expense of $254, foreign exchange loss of $80, an impairment loss on inventory of $4,043, and a fair value loss on changes in biological assets of $188. The increase in cash used in operating activities was due primarily to investment made in inventory to meet anticipated future demand.

During the comparative year ended November 30, 2020, net cash used in operating activities was $15,652 as a result of the loss for the period of $20,682, income taxes paid of $5,603, recovery of income taxes of $1,909, repayment of contractual obligation of $964, and increase in non-cash working capital of $19,547, partially offset by non-cash expenses related to share based payments of $9,777, depreciation and amortization of $10,765, loss on onerous contracts of $1,819, impairment loss on trade receivables of $571, accretion of $712, interest expense of $175 and an impairment loss on inventory of $9,293.

Financing activities

Net cash received from financing activities for the year ended November 30, 2021 was $77,907 as a result of net proceeds received from the bought deal financings of $79,922, exercise of warrants of $19 and exercise of stock options of $2,142, which was offset by the payment on exercise of RSUs of $431, payment to settle obligation to issue shares $348, payments on the term loan of $2,304 and payments on the lease liability of $1,093.

During the comparative year ended November 30, 2020, net cash received from financing activities was $8,798 as a result of net proceeds received from securing the term loan facility of $19,337, the exercise of warrants $518 and options $328. Net cash received was partially offset by the repayment of the term loan of $10,500, payment on lease liability of $526, payment on exercise of RSUs of $261, and repurchase of common shares under the normal course issuer bid of $98.

The Company filed a prospectus dated October 3, 2018 (the “2018 Prospectus”).  Since the 2018 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2018 Prospectus, with the exception of the geographic expansion facility buildout and related equipment purchase, which is now completed. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2018 Prospectus, compared with the estimated expenditures as disclosed in the 2018 Prospectus:

	Expected	Expected	Total Expected	Approximate
	Expenditures for 2018	Expenditures for 2019	Expenditures(As	Actual
	(As per the 2018	(As per the 2018	per the 2018	Expenditures (to
	Prospectus)	Prospectus)	Prospectus)	November 30, 2021)
Expected expenditures	$	$	$	$
Acquisition of 230 Carion Road	4,000	—	4,000	4,500
Acquisition of additional extraction and post-processing equipment at 230 Carion Road to meet demand	6,000	—	6,000	5,900
Complete domestic geographic expansion analysis and acquire facility in strategic location	—	4,000	4,000	3,500
Complete buildout of facility selected for geographic expansion	—	2,000	2,000	1,700
Acquire equipment for new facility selected for geographic expansion	—	5,000	5,000	3,500
Total expenditures	10,000	11,000	21,000	19,100

Management Discussion & Analysis

The Company filed a prospectus dated April 2, 2019 (the “2019 Prospectus”). Since the 2019 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2019 Prospectus, with the exception of the retrofit of the building at 180 Carion Road which on November 22, 2020 the Company received an amendment to its existing Health Canada processing license to allow operations to commence at the second facility which is now completed. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2019 Prospectus, compared with the estimated expenditures as disclosed in the 2019 Prospectus:

	Expected Expenditures for	Approximate Actual
	2019 / 2020	Expenditures (to November 30,
	(As per the 2019 Prospectus)	2021)
Expected expenditures	$	$
Retrofit building located on the 180 Carion Road	9,000	21,850
Purchase equipment for 180 Carion Road	11,300	—
Expansion of processing facility and extraction capacity at the 230 Carion Road	5,200	12,400
Source and secure strategic partnerships and joint venture opportunities	7,000	3,100
Total expenditures	32,500	37,350

On January 28, 2021 the Company filed a prospectus supplement (the “2021 Prospectus”). The Company issued 6,454,666 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $7.65 per share for a period of thirty-six months from the date of closing.  In connection with the financing, the Company incurred share issuance costs of $2,929. The Company intends to use the net proceeds from the offering to largely pursue strategic M&A and business expansion opportunities in Canada and international markets, including in connection with “Cannabis 3.0” - related products (i.e. where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products and for working capital requirements and other general corporate purposes. Since then, the Company has utilized the proceeds as cash consideration for the Green Roads acquisition in addition to acquisition and project costs.

	Expected Expenditures for	Approximate Actual
	2021/2022	Expenditures (to November 30,
	(As per the 2021 Prospectus)	2021)
Expected expenditures	$	$
Pursue strategic M&A and international/domestic expansion opportunities	36,767	20,785
Total expenditures	36,767	20,785

On May 27, 2021 the Company filed a prospectus supplement (the “May 2021 Prospectus”). The Company issued 4,646,767 units valued at $46,003 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $12.45 per share for a period of thirty-six months from the date of closing.  In connection with the financing, the Company incurred share issuance costs of $2,848. The Company intends to use the net proceeds from the offering to largely pursue strategic M&A and business expansion opportunities in Canada and international markets, including in connection with “Cannabis 3.0” - related products (i.e. where cannabis is an ingredient in a consumer product) and brands, including everything from skincare, to supplements, topicals, and other products and for working capital requirements and other general corporate purposes.

	Expected Expenditures for	Approximate Actual
	2021/2022	Expenditures (to November 30,
	(As per the May 2021 Prospectus)	2021)
Expected expenditures	$	$
Pursue strategic M&A and international/domestic expansion opportunities	28,000	—
Capital expenditures	5,000	642
Working capital requirements and other global general operating expenses	10,519	29,850
Total expenditures	43,519	30,492

Investing activities

During the year ended November 30, 2021, net cash used in investing activities was $35,401 due to the acquisition of property, plant and equipment of $16,586, acquisition of intangible assets of $191, acquisition of LYF $3,713, acquisition of Green Roads of $15,751, purchase of short-term investments of $3,000, and issuance of promissory note receivable of $755. Net cash used was partially offset by

Management Discussion & Analysis

proceeds from sale of financial instruments of $1,427, repayment of the promissory note for $1,635, acquisition of Citizen Stash of $1,355, and proceeds from sale of capital assets of $178.

During the comparative year ended November 30, 2020, net cash used in investing activities was $22,690, due to the acquisition of property, plant and equipment of $23,419, acquisition of intangible assets of $7,921, issuance of promissory note receivable of $1,000. Net cash used was partially offset by the redemption of a guaranteed investment certificate of $8,500, repayment of the promissory note for $1,033, and proceeds from sale of capital assets of $117.

Capital resources

The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations and fund expansion opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders’ equity and debt.

The Company is continually evaluating expansion opportunities both domestically and within certain international markets.  Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements.

The Company has historically relied on both the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The Company is not currently subject to externally imposed capital requirements. As at November 30, 2021, total current assets less current liabilities totaled $60,147 (November 30, 2020 - $58,617).

OUTSTANDING SHARES, OPTIONS, SHARE UNITS AND WARRANTS

The Company is authorized to issue an unlimited number of common and preferred shares.  The table below outlines the number of issued and outstanding common shares, warrants and options.

	February 28, 2021	November 30, 2021	November 30, 2020
Common shares	67,867,544	67,832,544	43,057,728
Warrants	17,646,150	17,646,150	8,901,098
Options	4,589,540	2,037,264	2,815,173
Restricted Share Units	875,037	97,523	226,902
Deferred Share Units	102,248	102,248	62,271

OFF-BALANCE SHEET AGREEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

COMMITMENTS

The Company has purchase commitments for hemp and cannabis biomass totalling $2,073 over the next year.

In May 2020, the Company renegotiated a biomass supply agreement to reduce the price paid per kilogram of biomass to address compression in pricing seen in the industry. The Company was able to proactively secure this amendment because of the reduction in prices of biomass in the market. Management negotiated the aforementioned price reduction in order to ensure that Valens’ input biomass would remain competitive with broader market prices. This amendment also resulted in a decrease in the Company’s reported commitment under this agreement.

Management Discussion & Analysis

Management negotiated the aforementioned price reduction in order to ensure that Valens’ input biomass would remain competitive with broader market prices. This amendment also resulted in a decrease in the Company’s reported commitment under this agreement.

During the year ended November 30, 2020, the Company recognized a $1,819 onerous contract loss that has been included in the calculation of consolidated loss and comprehensive loss for the year. The onerous contract loss is related to these fixed price supply agreements, as the costs and purchase obligations under the contract exceed the economic benefits expected to be received. For agreements in which the Company recorded a prepaid deposit, the $1,819 loss was attributed against the prepaid balance of $1,000 and for all other agreements an onerous contracts provision was recorded of $819. As at November 30, 2021 the onerous contract liability has been extinguished with a balance of $nil. The Company did not identify other onerous contracts in fiscal 2021.

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at November 30, 2021, there remains $6,312 (November 30, 2020 – $8,508) payable under the terms of this agreement.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2022	3,876
2023	1,804
2024	1,804
2025	902
Thereafter	—
8,386

Obligation to issue shares

The Company has entered into agreements with officers, to issue the following shares:

	Number of shares to be issued
	2022	2023	Total
Officers	200,000	150,000	350,000

There were no new commitments entered into by the Company during the year ended November 30, 2021 to issue shares.  Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial related risks.  The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures.  The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At November 30, 2021, the Company had cash, and restricted short-term investments of $16,354 and a balance of $9,739 on a term loan (2020 - $20,444 and $9,500). At November 30, 2021, a 1% decrease in interest rates would result in a reduction in interest income by $164 (2020 - $204) and a reduction of interest expense of $97 (2020 – $95), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Management Discussion & Analysis

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $6,820 in trade accounts receivable outstanding over 60 days at November 30, 2021 (2020 – $11,127). The expected credit loss for overdue balances is estimated to be $821 (2020 - $573) based on historical collection experience, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at November 30, 2021, the Company has subsequently collected, has trade payables outstanding with the same customers, or has recorded a trade receivables valuation allowance loss provision representing 11% of the total balance. Of the Company’s trade receivables outstanding at November 30, 2021, 43% are held with four Health Canada licensed customers of the Company and 24% are held with three provincial boards (2020 – 50% held with two Health Canada licensed customers and 18% held with provincial boards).

The carrying amount of cash, restricted short-term investments, promissory note receivable, other non-current receivables and trade and other receivables represent the maximum exposure to credit risk, and as at November 30, 2021, this amounted to $44,751 (2020 - $49,397).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 27% of total revenue in the year ended November 30, 2021 (2020 – four Health Canada licensed customers representing 62% of total revenue). The Company recorded sales from three provincial boards representing 43% of total revenue in the year ended November 30, 2021 (2020 – four provincial boards representing 11% of total revenue).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at November 30, 2021, the Company has $16,354 of cash, and restricted short-term investments (November 30, 2020 - $21,194). The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation, contingent consideration, and term loan and other debt with a carrying amount of $50,633 (November 30, 2020 - $18,628).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, trade and other receivables, promissory notes receivable, accounts payable and accrued liabilities, and contractual obligations (including contingent consideration) that are denominated in US dollars. As at November 30, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased loss for the year by approximately $1,048 (November 30, 2020 – $1,073). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at November 30, 2021, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $631 (November 30, 2020 – $851). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

Management Discussion & Analysis

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)	The inputs used in calculating the fair value for share-based compensation expense included in comprehensive income (loss).
(ii)

The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

(iii)

Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgement.  The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(iv)	Valuation and impairment testing of intangible assets and goodwill, including key assumptions underlying recoverable amounts.
(v)

Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

(vi)

Inventory is carried at the lower of cost or net realizable value.  The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

(vii)

Determination of the fair values of the biological assets requires the Company to make various estimates and assumptions, including selling prices, post-harvest costs to complete and sell, stage of plant growth, and expected yield.

(viii)Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable, and the financial asset is written off.

NEW AND AMENDED ACCOUNTING POLICIES

New IFRS Standards that are effective for the current year:

(i)Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted this amendment on December 1, 2020 and has determined that there has been no material impact to the Company’s condensed interim consolidated financial statements.

New IFRS Standards in issue but not yet effective:

(ii)Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

Management Discussion & Analysis

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(iii)Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(iv)Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements

(v)Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8).

The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements

(vi)Disclosure initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The key amendments include:

●	requiring companies to disclose their material accounting policies rather than their significant accounting policies;
●	clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and,
●	clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

CRITIAL ACCOUNTING POLICIES

Foreign currency translation

Management Discussion & Analysis

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in equity.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. An amount equivalent to the discounted provision is capitalized within tangible fixed assets and is depreciated over the useful lives of the related assets. The increase in the provision due to passage of time is recognized as interest expense.

Onerous Contracts

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and net cost of continuing with the contract, which is determined based on incremental costs necessary to fulfill the obligation under the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost of cannabis and hemp biomass is comprised of initial third-party acquisition costs, plus analytical testing costs. Costs of extracted cannabis, hemp oil and finished goods inventory are comprised of initial acquisition cost of the biomass and all direct and indirect processing costs including labour related costs, consumables, materials, packaging supplies, utilities, facility costs, analytical testing costs, and production related depreciation.. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

Intangible Assets and Goodwill

Initial Recognition – Intangible Assets

Upon initial recognition, the Company measures intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. For internally generated intangible assets, research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset.

The Company begins recognizing amortization of intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses. The estimated useful lives, residual values, and amortization methods are reviewed at each period end, and any changes in estimates are accounted for prospectively.

The Company does not amortize intangible assets with indefinite lives.

Initial Recognition – Goodwill

The Company initially recognizes goodwill when it arises from business combinations. The Company measures

Management Discussion & Analysis

goodwill as the difference between the purchase consideration for the acquisition and the fair value of the separately identifiable assets acquired and liabilities assumed as part of the acquisition. If the fair value of the purchase consideration transferred is lower than the sum of the separately identifiable assets acquired and liabilities assumed, the Company immediately recognizes the difference as a gain in the statement of comprehensive loss. The Company allocates Goodwill to a cash-generating unit (“CGU”) that is expected to benefit from the synergies of the business combination from which the goodwill arose.

Intangible assets and goodwill Impairment

An intangible asset or goodwill is impaired if the recoverable amount of the asset is less than its carrying amount. The recoverable amount of an intangible asset or the cash-generating unit ("CGU") to which the goodwill has been allocated, is the higher of its fair value less costs to sell and value in use. The Company tests intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that the assets’ carrying amount may not be recoverable. For indefinite life intangible assets and goodwill, the Company conducts impairment tests on every annual reporting period end, or more frequently if any event or change in circumstances indicate that the assets’ carrying amount may not be recoverable. If an asset is considered impaired, the Company immediately recognizes the impairment loss in the consolidated statement of comprehensive loss. Subsequently, if estimates used to determine an asset or a CGUs recoverable amount have improved since impairment was recognized, the impairment related to the asset or CGUs, other than goodwill, may be reversed.

Net Revenue

The Company generates revenue primarily from toll processing and co-packing services, product sales, and analytical testing services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;

2. Identify the performance obligation(s) in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligation(s) in the contract; and,

5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Toll processing and co-packing services are recognized over a period of time as performance obligations are completed. The Company recognizes revenue according to the percentage of completion of the service provided.

Product sales are  recognized when the Company satisfies the performance obligations and transfers control over the goods to the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

The Company recognizes revenue related to bill and hold arrangements when the customer has the contractual right and ability to direct the use of and obtain substantially all of the remaining benefits from the product, prior to shipment. In such instances the inventory is segregated and available for delivery at the customer’s direction.

Some customers of the Company are also suppliers of raw inputs used in production of the Company’s own products or the production of products for other customers. In such instances revenue is recognized on a gross or net basis based on the revenue recognition criteria.

For certain sales of white label goods in which the Company collaborates with a royalty partner, the Company records gross revenue as principal as it controls the goods before those goods are transferred to a customer.

Analytical testing services are recognized when the Company satisfies the performance obligations and testing results are provided to the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) ad valorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds, and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15 Revenue from contracts with customers.

Management Discussion & Analysis

Financial Instruments

Recognition and derecognition

The Company initially recognizes cash, bank advances, accounts receivable, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Classification and measurement

The Company measures financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. The Company initially measures all financial instruments at fair value plus, in the case of financial instruments not classified as FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments.

Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree. The identifiable assets acquired, and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

Segmented Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to the transactions with any of the Company’s other components.

During the year ended November 30, 2021 the Company reassessed its reportable segments into the following two: Canada and United States and International,  which is the way the Company reports information to its chief decision makers and Board of Directors. Comparative information has been updated to reflect the new reportable segment disclosure.

Management Discussion & Analysis

The Canada operating segment includes all business-to-business and business-to-consumer activity within Canada. This includes toll processing and co-packing, product sales, and analytical testing. Segment assets include those arising from the Company’s main operations in Kelowna, British Columbia, the Pommies beverage facility in Bolton, Ontario, the LYF manufacturing facility in Kelowna, British Columbia, and the Citizen Stash cultivation facility in Mission, British Columbia.

The United States and International operating segment includes all activity related to the Green Roads CBD health and wellness manufacturing facility in Florida, United States. Segment assets include those arising from Green Roads’ operations. Also, included are operations in Australia related to the distribution agreement with Cannvalate.

RELATED PARTY TRANSACTIONS

Goods and Services

The Company entered into certain transactions with related parties as follows:

			Three months		Year		As at
			ended		ended
		November	November	November	November	November	November
		30, 2021	30, 2020	30, 2021	30, 2020	30, 2021	30, 2020
		$	$	$	$	$	$

Name and Relationship to						Balance Payable
Company	Transaction	Expense				(Receivable)
Kosha Projects Inc., a company in which Ashley McGrath, a director, has a 50% interest	Farms Termination (1)	—	—	—	931	—	—

(1)	On December 17, 2019, the Company terminated its joint venture agreement to create the Farms facility with Kosha, a company in which Ashley McGrath, a director of the Company, has a 50% interest.

Key Management Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.  The Company has defined key management personnel to include the CEO, CFO, COO, CCO, President, Executive Vice Presidents and directors of the Company.

Management Discussion & Analysis

The remuneration paid or accrued for the Company’s key management personnel and directors are as follows:

		Year Ended
	November 30,	November 30,
	2021	2020
	$	$
Management and consulting fees
Tyler Robson, Chief Executive Officer and director	—	438
Irwin Professional Corp, a company controlled by Chris Irwin – former director of the Company	—	42
Total	—	480

Wages and salaries(1)
Tyler Robson, Chief Executive Officer and director	525	363
Jeffrey Fallows, President	350	518
Sunil Gandhi, Chief Financial Officer	165	—
Adam Shea, Chief Commercial Officer	157	—
Chantel Popoff, Chief Operating Officer	275	424
Chris Buysen, Chief Financial Officer	170	385
Everett Knight, EVP Corporate Development & Capital Markets	231	292
Nitin Kaushal, former director	48	100
Ashley McGrath, director	140	110
Deepak Anand, former director	40	80
Andrew Cockwell, director	80	40
Karin McCaskill, director	85	42
Guy Beaudin, director	40	—
Drew Wolff, director	48	—
Renee Merrifield, former director	—	40
Total	2,354	2,394

Share-based payments(2)
Tyler Robson, Chief Executive Officer and director	1,491	2,202
Jeffery Fallows, President	698	1,428
Sunil Gandhi, Chief Financial Officer	84	—
Adam Shea, Chief Commercial Officer	84	—
Chantel Popoff, Chief Operating Officer	281	554
Chris Buysen, Former Chief Financial Officer	213	554
Everett Knight, EVP Corporate Development & Capital Markets	155	509
Nitin Kaushal, director	81	166
Ashley McGrath, director	154	166
Nitin Kaushal, director	81	166
Andrew Cockwell, director	120	35
Karin McCaskill, director	120	34
Guy Beaudin, director	60	—
Drew Wolff, director	60	—
Renee Merrifield, former director	—	34
Chris Irwin, former director	—	54
Total	3,682	5,902

(1)	Wages and salaries includes both salary and short term incentive plan (STIP) amounts.

Management Discussion & Analysis

(2)

Share-based payments are the fair value of options, RSU’s and DSU’s granted and vested to key management personnel and directors of the Company under the Company’s Omnibus LTIP plan and legacy stock option plan and the grant of common shares of the Company under employment and consulting agreements.

In addition to the amounts outlined above, a total of $260 in severance payments were made to former executives during the year ended November 30, 2021 (November 30, 2020 – $nil).

Related Party Balances

The following related party amounts were included in receivables:

	As at
	November 30, 2021	November 30, 2020
	$	$
Receivables:
(a) Officers of the Company	—	771

REGULATORY FRAMEWORK AND U.S. CANNABIS INDUSTRY INVOLVMENT OPERATIONS

The Company is subject to various industry specific regulatory frameworks in Canada, the United States and other international jurisdictions which are discussed in greater detail under the heading “Regulatory Framework” in the Company’s Annual Information Form dated February 28, 2022 available at www.sedar.com.

The Company does not directly engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

RISK FACTORS

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s Annual Information Form dated February 24, 2021 available at www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

The adult-use and medical cannabis industry and markets are subject to a variety of laws in Canada, the United States and elsewhere. Although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s ability to research, possess, produce, sell, transport and deliver products including, but not limited to, cannabis, cannabis resin, tetrahydrocannabinol and other cannabis-related products;

●	In the United States, the production, labeling, packaging, exportation, formulation, licensing, distribution, sale and advertising of hemp and hemp derivatives (including CBD) is subject to regulation and oversight by certain federal agencies, including the USDA, FDA, DEA, and Federal Trade Commission, as well as state and municipal regulatory authorities in each state in which Green Roads does business;

●	The Company may be affected by United States entry restrictions that affect foreign visitors either directly or indirectly involved in the cannabis industry;

●	The Company may be adversely affected by significant outbreak or threat of outbreaks of viruses or other infectious diseases or similar health threats, including the continued and ongoing outbreak of COVID-19 nationally and globally, which could disrupt our processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the Company’s products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or internationally, which could adversely impact materially the company’s business, operations or financial results;

Management Discussion & Analysis

●	The Company’s ability to process, store and sell cannabis in Canada is dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements. The Company’s operations in Australia are dependent upon licenses from the Victoria State Government and the Australian Department of Health Office of Drug Control;

Cannabis remains illegal under federal law in the United States and despite the permissive regulatory environment of cannabis at the state level, the inconsistency between federal and state laws and regulations is a risk factor. Violations of federal laws and regulations could have a material adverse effect on the Company, including its reputation and ability to conduct business, the listing of its securities on the TSX or Nasdaq, its financial position, operating results, profitability or liquidity or the market price of the Common Shares;

●	The Company’s business and operating results may be affected by catastrophic events outside the Company’s control, including earthquakes, tsunamis, floods or wildfires, public health crises, such as epidemics and pandemics, political instability, acts of terrorism, war or other conflicts and events;

●	The number of licenced producers is expected to increase, which could negatively impact the Company’s market share and demand for its products;

●	The Company’s success in the cannabis market will depend in part on its ability to attract and retain customers, develop and maintain commercial relationships with Canadian and international cannabis brands and develop innovative products. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause the Company’s future efforts to develop its business to be unsuccessful or to have undesired consequences for it;

●	The adult-use cannabis industry is encountering price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results;

●	The Company may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner as the cannabis market and associated products and technology rapidly evolve both domestically and internationally;

●	Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

●	During the fiscal year ended November 30, 2021, even though uncorrected material misstatements were not identified in the Company’s financial statements, it was determined that there was a reasonable possibility that a material misstatement in the Company’s financial statements would not have been prevented or detected on a timely basis. While the Company and its management are working to remediate any material weakness in the Company’s internal controls over financial reporting, the Company cannot make sufficient assurances that additional material weaknesses or significant deficiencies will not occur in the future.

●	It is possible that the Company may not be able to foresee all of the risks that it may have to face. The market in which the Company currently competes is complex, competitive and changes rapidly. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Readers of this MD&A should not rely upon forward-looking statements as a prediction of future results;

●	The Company’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Company’s current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company;

●	In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early-stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the

Management Discussion & Analysis

operating performance, underlying asset values or prospects of such companies;

●	The Company will be exposed to counterparty risks and liquidity risks including, but not limited to: (i) through financial institutions that may hold the Company’s cash and cash equivalents; (ii) through providers; and (iv) through the Company’s lenders, if any. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to it. If these risks materialize, the Company’s operations could be adversely impacted, and the price of the Common Shares could be adversely affected;

●	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;

●	The cannabis business is subject to several risks that could result in damage to or destruction of properties or facilities or cause personal injury or death, environmental damage, delays in production and monetary losses and possible legal liability. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company;

●	The Company is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services;

●	The risks to the business of the Company represented by subsequent changes to cannabis laws and regulations, including applicable TSX and Nasdaq rules and policies related to cannabis issues which are dynamic and may change over time, could reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company;

●	The Company endeavours to comply with all relevant laws, regulations and guidelines, failure in respect of which may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions;

●	The Company maintains operations in the United States and Australia and may have operations in additional foreign jurisdictions in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such foreign jurisdictions, as applicable;

●	Disruption of operations at the Company’s facilities could adversely affect inventory supplies and the Company’s ability to meet delivery. The Company’s revenue is dependent on the uninterrupted operation of its facilities. The Company’s production is subject to operational risks beyond its control including fire, breakdown, failure or substandard performance of its equipment and machinery, power shortage, labour disruption, natural disasters and any interruption in its operations as a result of any failure to comply with all applicable laws and regulations in the jurisdiction where its facilities are located. Frequent or prolonged occurrence of any of the aforesaid events may have a material adverse effect on the Company’s business, financial condition and results of operation;
●	The Company and its wholly-owned subsidiaries have limited operating histories;

The Company is subject to the rules and regulations of the TSX and Nasdaq. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations and will have to continue to pay additional fees if its Common Shares remain listed on Nasdaq. Any changes to rules, regulations policies or guidelines issued by regulatory authorities may impact any such fees paid and increase the risk of non-compliance. There is no assurance that the Company will be able to comply with the continued listing standards of either the TSX or Nasdaq, as applicable, within any projected timeframes, or at all, and maintain listing status on either the TSX or Nasdaq. Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Company's Common Shares from the TSX and/or Nasdaq. Such events may have material adverse effects on the Company's business and financial condition;

●	The Company’s extraction and manufacturing operations consume considerable energy, making the Company vulnerable to rising energy costs;

Management Discussion & Analysis

●	The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, marketing, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

●	The Company’s directors and officers may serve as directors and officers or may be associated with other reporting companies or have significant shareholdings in other public companies that may result in conflicts of interest with respect to such directors or officers;

●	The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity;

●	As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties;

●	The ownership and protection of the Company’s intellectual property rights is a significant aspect of the Company’s future success, the compromise of which could materially and adversely affect the business, financial condition and results of operations of the Company;

The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. The Company may also be subject to a privacy breach or theft which could have a material adverse effect on the Company’s business, financial condition and results of operations;

●	In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation, such transactions may be viewed as proceeds of crime under applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada;

●	The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible;

●	The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increased operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

●	The Company’s success depends on its ability to attract and retain clients and customers of its services. The Company’s failure to do so would have a material adverse effect on the Company’s business, operating results and financial condition;

●	The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

●	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

●	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;

Management Discussion & Analysis

●	The Common Shares are listed on the TSX and Nasdaq, however, there can be no assurance that an active and liquid market for the Common Shares will be maintained, and an investor may find it difficult to resell any securities of the Company;

●	The Company is exposed to foreign currency risk on fluctuations related to cash, trade and other receivables, promissory notes receivable, accounts payable and accrued liabilities, and contractual obligations (including contingent consideration) that are denominated in U.S. dollars. U.S. dollar transactions relate to the Company’s Green Roads acquisition and SoRSE Manufacturing and Sales License Agreement. In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars;
●	The sale of a substantial number of Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares which could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so;
●	As a public company in the United States, the Company will incur additional legal, accounting, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company by diverting the attention of some of its senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting its ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Company’s business, results of operations and financial condition.
●	If its efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer liability insurance, and it will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.
●	The Sarbanes-Oxley Act (“Sarbanes-Oxley”) requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. In the event that the Company is not able to demonstrate compliance with Sarbanes-Oxley, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the Common Shares may decline. In addition, if the Company is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq.
●	Following a transition period permitted for a newly public company in the United States, the Company’s independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if management concludes that our internal controls over financial reporting are effective, its independent registered public accounting firm may issue a report that is qualified if it is not satisfied with the Company’s controls or the level at which its controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than the Company does;

●	The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.
●	As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from

Management Discussion & Analysis

making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.
●	In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements;
●	In order to maintain its status as a foreign private issuer, a majority of the Company's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held by shareholders resident in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada ("MJDS"). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.
●	The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.
●	For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

Dividends

The Company has no dividend record and is unlikely to pay any dividends over the next fiscal year as it intends to deploy available funds for growth opportunities in the cannabis sector. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deem relevant.

Management Discussion & Analysis

Nature of the Securities

The purchase of the Company’s securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company’s securities should not constitute a major portion of an investor's portfolio.

Proposed Transactions

There are currently no significant proposed transactions except as otherwise disclosed in this MD&A. Confidentiality agreements and non-binding agreements may be entered into from time to time, with independent entities to allow for discussions of the potential acquisition and/or development of potential business relationships.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, the Company has evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this MD&A. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports that the Company files under the Exchange Act is accumulated and communicated to the Company’s management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported.

Based upon the evaluation, the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that the Company’s disclosure controls and procedures were not effective as of November 30, 2021, at the reasonable assurance level due to the material weaknesses described below under “Management’s Assessment on Internal Control Over Financial Reporting.” As a result of the material weaknesses identified, the Company performed additional analysis and other post-closing procedures. Notwithstanding this material weaknesses, management has concluded that the consolidated financial statements for the year ended November 30, 2021 present fairly, in all material respects, the financial position of the Company at November 30, 2021 in conformity with IFRS and our external auditors have issued an unqualified opinion on our consolidated financial statements as of and for the year ended November 30, 2021.

Management’s Assessment on Internal Control over Financial Reporting (”ICFR”)

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate ICFR. ICFR have been designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management Discussion & Analysis

Because of its inherent limitations, internal control over financial reporting may not guarantee the prevention or detection misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Management has assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The scope of management’s assessment of internal control over financial recording excludes 40.6% of our consolidated total assets and 17.2% of our consolidated net revenues related to the acquisitions of LYF Food Technologies Inc, Green Roads LLC and Citizen Stash Cannabis Corp., which were acquired on March 5, 2021, June 17, 2021 and November 8, 2021, respectively.

Management concluded that ICFR was not effective as of November 30, 2021 as a result of certain material weaknesses in internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, management identified material weaknesses that existed as of November 30, 2021. For the year ended November 30, 2021, the Company identified material weaknesses in the business-to-business revenue and procurement processes, specifically:

●	The Company did not design and maintain effective controls over business-to-business sales process. Specifically, the Company did not consistently maintain formal accounting policies, procedures and appropriate controls over the revenue recognition analysis of each bill and hold revenue transaction that could impact revenue and receivables.
●	The Company did not design and maintain effective controls over inventory commitments. Specifically, the Company did not maintain controls to identify and record Company owned inventory at third party locations and the associated liability commitments.

These material weaknesses resulted in audit adjustments to inventory and accounts payables related financial statement disclosure s, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended November 30, 2021.

Additionally, these material weaknesses, individually and in the aggregate, could result in a material misstatement of the Company’s accounts or disclosures that would not be prevented or detected.

Status of Remediation Plan

Management, with the assistance of external consultants, began reviewing and revising our internal control over financial reporting. Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated.

The following remedial activities are in process:

●	We are in the process of implementing additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s standard of conduct, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company.
●	We have increased the number of finance and accounting personnel and have hired individuals with in-depth skills and experience relate to ICFR and public company reporting. We have also redesigned financial reporting structures within the organization to establish clear responsibility and accountability for key financial reporting processes and controls.

While we believe these actions will remediate the material weakness, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the control deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented and concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated.

Management Discussion & Analysis

Changes in Internal Control Over Financial Reporting

Other than disclosed above, there have been no changes in the Company's internal control over financial reporting during the Company's fiscal quarter ended November 30, 2021 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

DIRECTORS AND OFFICERS

Tyler Robson – Chief Executive Officer, Director	Andrew Cockwell – Director
Sunil Gandhi - Chief Financial Officer	Ashley McGrath – Director
Adam Shea - Chief Commercial Officer	Dr. Guy Beaudin – Director
Chantel Popoff – Chief Operating Officer	Karin McCaskill – Director
Jeff Fallows - President	Drew Wolff – Director
Paul Kunynetz – General Counsel and Corporate Secretary	Everett Knight – Executive Vice President

OTHER REQUIREMENTS

Additional disclosure of the Company’s material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com and EDGAR at www.edgar.com.

On Behalf of the Board,

THE VALENS COMPANY INC.

“Tyler Robson”	“Drew Wolff”
Tyler Robson	Drew Wolff